Exhibit 99.2

Fourth Quarter 2021 Financial Results February 14, 2021 Olink Proteomics Vision Enable understanding of real - time human biology Mission Accelerate proteomics together

Disclaimer 2 This presentation may contain certain forward - looking statements and opinions . Forward - looking statements are statements that do not relate to historical facts and events and such statements and opinions pertaining to the future that, for example, contain wording such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future . Forward - looking statements contained in this presentation include, but are not limited to, statements about : our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing, our commercial launch plans, our strategic plans for our business and products, market acceptance of our products, our competitive position and developments and projections relating to our competitors, domestic and foreign regulatory approvals, third - party manufacturers and suppliers, our intellectual property, the potential effects of government regulation and local, regional and national and international economic conditions and events affecting our business . We cannot assure that the forward - looking statements in this presentation will prove to be accurate . Furthermore, if our forward - looking statements prove to be inaccurate, the inaccuracy may be material . These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward - looking statements . The forward - looking statements and opinions contained in this presentation are based on our management’s beliefs and assumptions and are based upon information currently available to our management as of the date of this presentation and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information . In light of the significant uncertainties in these forward - looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all . Actual results, performance or events may differ materially from those in such statements due to, without limitation, risks generally associated with product development, including delays or challenges that may arise in the development, launch or scaling of our new products, programs or services, challenges in the commercialization of our products and services, the risk that we may not maintain our existing relationships with suppliers or enter into new ones, or that we will not realize the intended benefits from such relationships, any inability to protect our intellectual property effectively, changes in general economic conditions, in particular economic conditions in the markets on which we operate, changes affecting interest rate levels, changes affecting currency exchange rates, changes in competition levels, and changes in laws and regulations, and other risks described under the caption "Risk Factors" in our Registration Statement on Form F - 1 (File No . 333 - 257842 ) and other documents we file with the Securities and Exchange Commission from time to time . The information, opinions and forward - looking statements contained in this announcement speak only as of its date, and are subject to change without notice and we undertake no obligation to update any such forward - looking statements for any reason, except as required by law . This presentation contains estimates, projections and other information concerning our industry, our business, and the markets for our products and services . Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information . Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources . While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source .

Summary 3 Executive summary • Superior disruptive proprietary technology • Exceptional go - to market strategy • Very strong commercial execution • Transparent stable business model, easy to work with • 76% YoY growth in 2021 led by rapid expansion in high - plex • >750 customers with a global footprint • Market validation of reagent kit strategy – Explore, Target, and Focus • 214 - > 416 FTEs in 2021 (150 in commercial team) Looking ahead • $35B TAM • Continued strong growth, aim for #1 market share in the emerging field of proteomics • Establish NPX as the gold standard in proteomics • Agnostic to NGS and qPCR platforms • Library expansion: 4.5k to 6k and beyond • Unlocking the mid - plex market with Signature and Flex Plex • Continue to drive PEA in clinical decision making • Continue to scale up the organization to accelerate growth

Uniquely positioned in proteomics – Highest data quality with high - plex 4 Highest Data Quality Sensitivity and specificity that maximizes the value of every data point Broad coverage with few false positives and false negatives Dynamic Range Spanning across 10 logs Sample Consumption Efficient use of valuable biobank Throughput 1000s of samples across 1000s of proteins Cost Leveraging per data point economics

Break - through science with Olink in high - impact peer reviewed literature 5

Proven execution, delivering on all strategic levers in 2021



Uppsala
Boston
Tokyo
Shanghai
Singapore

76%	$95.0	~62%	~35%	~2x	100%	56k UKBB
Year on year revenue growth in FY21 (unaudited)	FY21 $m revenues (unaudited) Revenue guidance - $90-92 for FY21	Explore revenues as % of total revenues FY21	Q4 reagent kit share of revenues	Team expansion in 2021 to 416 employees	Coverage of the plasma proteome using Explore 3072	Samples delivered in 2H 2021 to the UKBB consortia

Singapore Shanghai Boston Tokyo Uppsala Strong execution of externalizations with significant headroom to grow 25 Explore customer installations (NovaSeq) 28 Signature placements in Q4 2021 ~$750k Explore LTM pull - through 40 Olink Biomark core labs 1 8 6 APAC 11 5 17 EMEA 13 15 17 Americas Explore labs Biomark Core Labs Signature labs 500k Sample potential on Explore externalization ~69% Explore revenues share of Q4 revenues ~40% Explore Kit revenues share of Q4 Explore revenues

8 Proprietary PEA technology Discovery to Dx Proximity Extension Assay (PEA) Solving fundamental challenges in proteomics $35bn TAM opportunity A market leader Strong commercial execution A market leader with a differentiated technology platform enabling customers from Discovery to Dx

Actionable science driving rapid customer adoption and growth 9 Evolution of publications based on PEA (as of December 2021) Number of publications (accumulated) 1 54 123 223 349 513 750+ FY17 FY16 FY20 FY19 FY18 FY21 Customer account acquisition Total number of accounts served since inception 116 216 329 469 637 FY21 FY20 FY18 FY16 750+ FY17 FY19 1 PEA publication count exceeded 800 as of Feb 11, 2022.

Olink
Accelerating proteomics together

Fourth quarter financial results (unaudited)

Fourth quarter 2021 – Financial highlights
USDM

	4Q 2020	4Q 2021
Total Revenue	$ 27.2	$ 43.7
Total Adjusted EBITDA[1]	$ 10.8	($ 1.4)
Adjusted Gross Profit Percentage[2]	72.0 %	60.7 %

Fourth quarter 2021 Segment breakdown
% of total



11%
35%
54%
Service
Kit
Other

Headcount development
#Headcount



70
71
106
135
214
416
FY16
FY17
FY18
FY19
FY20
FY21

1. Adjusted EBITDA is a non-IFRS measure and defined as profit for the year before accounting for finance income, finance costs, tax, management adjustments, depreciation, and amortization of acquisition intangibles. Refer to Appendix for non-IFRS reconciliation.
2. Adjusted Gross Profit is a non-IFRS measure and defined as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of inventory fair value step up associated with the purchase accounting process that is recorded within cost of goods sold.

10

Fourth quarter 2021 revenue (unaudited) 11 1. RoW includes Japan and RoW . 2. EMEA includes Sweden. $43.7 million in revenue for 4Q 2021, representing 61% y/y growth on a reported basis 11 Revenue by segment USD’000 Revenue by geography USD’000 8,320 17,284 1,584 15,263 23,693 4,727 Other Kit Service +83% +37% +198% Q4’20 Q4’21 14,315 11,555 1,318 20,232 20,110 3,341 China & RoW (1) Americas EMEA (2) +41% +74% +153% Q4’20 Q4’21 Our Explore offering accounted for 69% of revenue in the fourth quarter of 2021, with service segment and kit segment growth 37% and 83%, respectively, year over year. Kit revenues primarily consist of Explore kits.

Fourth quarter 2021 Adjusted Gross Profit Percentage (unaudited) 12 $26.5 million in adjusted gross profit for 4Q 2021, compared to $19.6 million in 4Q 2020 12 Adjusted gross profit percentage decreased to 60.7% for the fourth quarter, reflecting investments into our service to suppor t continued revenue growth and the delivery of UKBB samples Adjusted Gross Profit Percentage by segment 1 USD’000 85% Kit 68% Other Service 90% 50% 23% 34% Q4’20 Q4’21 1. Adjusted Gross Profit is a non - IFRS measure and defined as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of inventory fair value step up associated with the purchase accounting process that is r ecorded within cost of goods sold.

Fourth quarter 2021 Operating Expenses (unaudited) 13 $33.1 million in total operating expenses for 4Q 2021, compared to $13.8 million in 4Q 2020 1 13 Olink is investing according to its strategic plan, hiring in the commercial and R&D teams Selling Expenses USD’000 4,276 11,950 Q4’20 Q4’21 Research and Development Expenses USD’000 2,209 8,722 Q4’20 Q4’21 General and Administrative Expenses USD’000 7,893 11,826 Q4’21 Q4’20 Q4’20 Q4’21 1. Total operating expenses includes Other operating income/(loss) .

2022 Guidance We expect revenue for the full year 2022 to be in the range of $138M and $145M, representing 45% to 53% growth over 2021. 14 We expect strong sustainable growth, and continued investment into our organization 2022 Revenue Guidance USDM 46 54 95 138 - 145 FY19 FY20 FY21 FY22 +17% +76% ~+45 - 53%